Exhibit 99.1

MAVERIX ANNOUNCES RECORD FINANCIAL RESULTS FOR 2021

All amounts are in U.S. dollars unless otherwise indicated.

March 16, 2022, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce record operating and financial results for the fourth quarter and year ended December 31, 2021.

Full Year 2021 Financial Highlights

•	Record revenue of $57.5 million;
•	Record gold equivalent ounces (“GEOs”) sold of 32,026[1];
•	Record cash flow from operating activities of $43.2 million;
•	Record cash flow from operating activities, excluding changes in non-cash working capital, of $41.0 million[1];
•	Average cash cost per GEO of $167, resulting in a cash operating margin of 91% or $1,629 per ounce[1];
•	Record net income of $24.1 million, or $0.17 per share;
•	Adjusted net income of $17.1 million[1], or $0.12 per share;
•	Expanded credit facility to $160 million; and
•	Increased dividend by 25% to $0.0125 per share.

Fourth Quarter 2021 Financial Highlights

•	Revenue of $16.5 million;
•	Record quarterly GEOs sold of 9,173[1];
•	Cash flow from operating activities of $11.6 million;
•	Record cash flow from operating activities, excluding changes in non-cash working capital, of $13.0 million[1];
•	Average cash cost per GEO of $100, resulting in a cash operating margin of 94% or $1,697 per ounce[1];
•	Net income of $2.8 million, or $0.02 per share; and
•	Adjusted net income of $3.7 million[1], or $0.03 per share.

Dan O’Flaherty, CEO of Maverix, commented, “Maverix continued to grow in 2021, achieving a fifth consecutive year of record revenue and attributable gold equivalent ounces, while expanding our portfolio to a current total of 125 precious metals royalties and streams. We also increased our quarterly dividend by 25% during 2021 and expanded our credit facility which will allow us to pursue larger and more meaningful growth opportunities. We are excited to see further organic growth from within our existing portfolio in 2022 and beyond, while remaining focused on adding value through additional royalty and stream acquisitions.”

Summary of Quarterly and Annual Results

	Three months ended		Year ended
(in thousands, except for GEOs and per share amounts)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Statement of Income and Comprehensive Income
Royalty revenue	$12,031	$10,140	$34,896	$32,689
Sales	$4,454	$6,429	$22,636	$18,992
Total revenue	$16,485	$16,569	$57,532	$51,681
Cash flow from operating activities	$11,634	$7,746	$43,204	$33,000
Net income	$2,766	$5,346	$24,072	$23,719
Basic earnings per share	$0.02	$0.04	$0.17	$0.19
Diluted earnings per share	$0.02	$0.04	$0.16	$0.17
Dividends declared per share	$0.0125	$0.01	$0.0475	$0.04

Non-IFRS and Other Measures[1]
Adjusted net income	$3,734	$6,282	$17,140	$15,624
Adjusted earnings per share	$0.03	$0.05	$0.12	$0.12
Total GEOs sold	9,173	8,836	32,026	28,916
Average realized gold price per GEO	$1,797	$1,875	$1,796	$1,787
Average cash cost per GEO	$100	$184	$167	$174
Cash flow from operating activities, excluding changes in non-cash working capital	$13,017	$11,474	$41,010	$36,527

For complete details please refer to the Consolidated Financial Statements and associated Management Discussion and Analysis for the year ended December 31, 2021, available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) or on Maverix’s website (www.maverixmetals.com).

To listen to Maverix’s President, Ryan McIntyre, discuss the record annual results please use this link: MMX 2021 Results

2022 Outlook

Maverix continues to expect 32,000 to 35,000 attributable GEOs1 for 2022 at approximately a 90% cash margin with approximately 99% of expected revenue derived from gold and silver.

On March 2, 2022, Polymetal International plc (“Polymetal”) announced the current and devastating conflict in Ukraine and related economic and political developments are likely to require a lot of management efforts to maintain Polymetal’s performance. However, despite a wide range of uncertainties Polymetal will be working under in 2022, it is Polymetal’s current intention to operate as normally as possible but remain agile to evolving circumstances. Polymetal also reiterated its current production guidance for 2022. Maverix has a 2.5% gross revenue royalty on the Omolon hub operation owned by Polymetal and located in Magadan Region, Russia. On March 9, 2022, Polymetal stated that all its operations in Russia continue undisrupted.

For more information, please refer to polymetalinternational.com and see the news releases dated March 9, 2022 and March 2, 2022.

1 Please refer to the Non-IFRS Measures section at the end of this press release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 120 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please visit our website at www.maverixmetals.com or contact:

Maverix Metals Inc.

Valerie Burns

Manager of Investor Relations

(604) 343-6225

info@maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council. While the terms are substantially similar to the same terms defined under S-K 1300 there are differences in the definitions. Accordingly, there is no assurance any mineral resources that the Company may report under NI 43-101 will be the same as resource estimates prepared under the standards adopted under S-K 1300. Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, the Company is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Non-IRFS Measures

Maverix has included certain performance measures in this news release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including adjusted net income, total GEOs sold, average realized gold price per GEO, average cash cost per GEO, cash operating margin and cash flow from operating activities, excluding changes in non-cash working capital. Adjusted net income is calculated by excluding the effects of the non-cash cost of sales related to the Auramet gold stream, non-cash change in fair value of the Auramet gold stream, other income/expenses, impairment charges, gains/(losses) on sale or amendments of royalty and streams and unusual non-recurring items. The Company believes that adjusted net income is a useful measure of the Company’s performance because it adjusts for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The Company’s royalty revenue and silver sales are converted to a GEO basis by dividing the royalty revenue and silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These GEOs when combined with the gold ounces sold from the Company’s gold streams equal total GEOs sold. Average realized gold price per GEO is calculated by dividing the total revenue by the GEOs sold. Average cash cost per GEO is calculated by dividing the total cost of sales, less depletion less non-cash cost of sales of the Auramet gold stream, by the GEOs sold. In the precious metals mining industry, these are common performance measures but do not have any standardized meaning. Cash operating margin is calculated by subtracting the average cash cost per GEO sold from the average realized gold price per GEO sold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal royalty and streaming sector who present results on a similar basis. The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The 2022 forecast herein assumes a gold price of $1,750 per ounce and a silver price of $21.00 per ounce. The forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Maverix holds an interest. The forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Maverix and may be subject to uncertainty. There can be no assurance that such information is complete or accurate. Maverix’s business, operations, financial condition, and financial outlook could be materially adversely affected by the continued impact of the COVID-19 global health pandemic. At this time, Maverix cannot reasonably estimate the duration of any potential business disruptions, impact to underlying operations that Maverix holds an interest in or any related financial impact that is related to or caused by COVID-19.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s annual guidance, developments in respect of Maverix’s portfolio of royalties and streams and those developments at certain of the mines, projects or properties that underlie the Company’s interests. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 16, 2022 available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources, and production of a property.

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